UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15048413

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SEC Mail Processing Section

MAR 02 2015

Washington DC

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 022752

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2013 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: David A. Noyes & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

209 South LaSalle Street-12th Floor
(No. and Street)

Chicago (City) IL (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dominic Conenna 312-606-4680
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800 (Address) Chicago (City) IL (State) 60606 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2015
REGISTRATIONS BRANCH
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

*AB 3/11

AB 3/13

OATH OR AFFIRMATION

I, Dominic Conenna, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of David A. Noyes & Company, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BETH M. HOUK
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
October 07, 2018

Signature

Chief Financial Officer

Title

Notary Public

This report •• contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
0 (c) Statement of Income (Loss).
0 (d) Statement of Changes in Financial Condition.
0 (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
0 (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
0 (g) Computation of Net Capital.
0 (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
0 (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
0 (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-l and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
0 (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
0 (m) A copy of the SIPC Supplemental Report.
0 **(n)** A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.l 7a-5(e)(3).*

David A. Noyes & Company

Statement of Financial Condition
December 31, 2014

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

McGladrey

Report of Independent Registered Public Accounting Firm

To the Board of Directors
David A. Noyes & Company
Chicago, Illinois

We have audited the accompanying statement of financial condition of David A. Noyes & Company (the Company) as of December 31, 2014, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of David A. Noyes & Company as of December 31, 2014, in conformity with accounting principles generally accepted in the United States.

McGladrey LLP

Chicago, Illinois
February 28, 2015

David A. Noyes & Company

Statement of Financial Condition
December 31, 2014

Assets	
Cash	$ 4,246,734
Receivable from clearing broker-dealer	190,471
Securities owned, at fair value	674,672
Receivables from employees	869,740
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $219,280	376,460
Other assets	398,660
Total assets	$ 6,756,738
Liabilities and Stockholders' Equity	
Liabilities	
Accounts payable and accrued expenses	$ 1,634,441
Deferred rent	984,690
Total liabilities	2,619,131
Commitments and Contingent Liabilities (Note 6)	
Stockholders' Equity	4,137,607
Total stockholders' equity	4,137,607
Total liabilities and stockholders' equity	$ 6,756,738

See notes to Statement of Financial Condition

Note 1. Nature of Business and Significant Accounting Policies

David A. Noyes & Company (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC), New York Stock Exchange (NYSE), National Futures Association (NFA) and the Financial Industry Regulatory Authority (FINRA). The Company is engaged in principal and agency transactions in securities. The Company is an Investment Advisor registered with the SEC and acts as a wealth advisor and other related activities. The Company's customer securities are cleared through another broker-dealer on a fully disclosed basis.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

A summary of the Company's significant accounting policies are as follows:

Accounting policies: The Company follows generally accepted accounting principles (GAAP), as established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions: Principal transactions and related revenues and expenses are recorded at fair value on a trade-date basis as if they had settled.

Revenue recognition: Commission income and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Fee income results primarily from providing advisory services and is recognized as earned. Private placement fees are recognized at the time the placement is completed and the income is reasonably determinable. Interest income and expense are recognized on the accrual basis. Dividend income is recognized on the ex-dividend date.

Receivables from employees: Receivables from employees consist primarily of forgivable loans offered to certain employees. Loans are forgivable annually in pro-rata installments proportional to their stated terms, which are generally three to ten years, and charged to compensation expense. The Company does not record a valuation allowance for the employee loans for those employees actively employed with the Company as the loans are forgiven pursuant to their continued employment. If an employee leaves the Company before a loan is forgiven, the Company seeks to collect the remaining amount of the loan, and will make an assessment as to the collectibility of the remaining amount of the loan at that time. Any loans deemed uncollectible will be written off.

Furniture, equipment, and leasehold improvements: Furniture, equipment, and leasehold improvements are recorded at cost and depreciated/amortized using the straight-line method over the estimated useful lives of the assets.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Income taxes: The Company, with the consent of its stockholders, has elected to be taxed under sections of the federal income tax laws which provide that in lieu of corporation income taxes, the stockholders separately account for their pro rata share of the Company's items of income, deductions, losses and credits. Therefore, these statements do not include any provision for federal corporate income taxes.

FASB guidance requires the evaluation of income tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the income tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Income tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the period October 1, 2013 to December 31, 2014, management has determined that there are no material uncertain income tax positions, and accordingly, has not recorded a liability for the payment of interest or penalties.

The Company is generally subject to examination by U.S. federal and state tax authorities for tax the current and prior three tax years.

Note 2. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors, including, for example, the type of instrument, whether the instrument is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the instrument. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

Note 2. Fair Value of Financial Instruments (Continued)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the instrument.

The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Common stock is recorded at fair value based on quoted market prices. These financial instruments are classified in Level 2 of the fair value hierarchy.

Corporate debt is recorded at fair value based on market price quotations (where observable), evaluated prices from pricing sources, bond spreads and/or fundamental data relating to issuer. These financial instruments are classified in Level 1 of the fair value hierarchy.

State and municipal government obligations which include U.S. Government securities and Government-sponsored enterprises are stated at fair value based on third-party dealer quotes. These financial instruments are classified in Level 2 of the fair value hierarchy.

Financial instruments traded in the active markets are valued using quoted market prices, based on broker or dealer quotations or alternate pricing sources with reasonable levels of transparency

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2014:

	Fair Value Measurements Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets				
Securities owned:				
Common stock	$ -	$ 6,858	$ -	$ 6,858
Corporate debt	151,734	-	-	151,734
State and municipal government obligations	-	516,080	-	516,080
	$ 151,734	$ 522,938	$ -	$ 674,672

Note 3. Receivable from Clearing Broker-Dealer

The amount receivable from clearing broker-dealer at December 31, 2014, is comprised of the following:

Payable to clearing broker-dealer	$ (95,140)
Fees and commissions receivable	235,574
Clearing deposit	50,037
	$ 190,471

Note 4. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at December 31, 2014, consist of:

Furniture and equipment	$ 202,087
Leasehold improvements	393,653
Accumulated depreciation and amortization	(219,280)
	$ 376,460

Note 5. Profit Sharing and Salary Reduction Plan

The Company has a profit sharing and salary reduction plan to which the Board of Directors may authorize salary reduction matching payments and profit sharing contributions. The plan is funded on a discretionary basis and covers substantially all employees.

Note 6. Commitments and Contingent Liabilities

The Company leases office space under various non-cancelable operating leases expiring through August 31, 2024. Minimum annual rentals under these leases, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, are as follows:

Years ending December 31:	
2015	$ 1,236,019
2016	1,193,340
2017	1,219,231
2018	1,178,873
2019	1,269,847
Thereafter	4,375,710
	$ 10,473,020

A portion of the Indianapolis space has been sublet under contract through July 2019. The preceding minimum rental commitment amounts have not been reduced by the minimum rentals which are to be received in the future under this sublease.

The Company had received abatements of rent on its office facilities leases, which also provide for annual incremental increases in rent over the term of the lease. For financial reporting purposes, lease expense is recognized on a straight-line basis over the term of the lease. Deferred rent is recognized for the difference between the recognized lease expense and the rent paid over the term of the lease.

The Company has two unsecured letters of credit totaling $200,000 to satisfy office lease deposit requirements, which mature at various times through November 25, 2015.

The Shares in the Company are privately held by affiliated members and are not transferable. Upon the termination of the affiliation between the Company and the Stockholder, the Company is obligated to buy back their respective shares at the current share price.

Note 6. Commitments and Contingent Liabilities (Continued)

The terms of the fully disclosed clearing agreement provide that early termination of the agreement may result in a termination fee, which declines over time, payable to the clearing firm.

In the normal course of business, the Company has strong defenses and intends to vigorously defend itself against the claims asserted and, in the opinion of management, the resolution of these matters will not have a material effect on the financial position of the Company

Note 7. Financial Instruments with Off-Balance-Sheet Credit and Market Risk

Customer securities are introduced to and cleared through clearing brokers on a fully disclosed basis. Under the terms of its clearing agreements, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary. Pursuant to the Company's clearing agreement, the Company is required to maintain a deposit with its clearing organization.

The Company does not anticipate nonperformance by customers or its clearing brokers. In addition, the Company has a policy of reviewing, as considered necessary, the clearing brokers with which it conducts business.

The Company maintains deposits with high-quality financial institutions in amounts that are in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk.

Note 8. Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to use the alternative net capital method permitted by Rule 15c3-1. Under this rule, the Company should not permit its net capital to be less than the greater of $250,000 or 2 percent of aggregate debits arising from customer transactions. At December 31, 2014, the Company had net capital of $2,392,638 which was $2,142,638 in excess of its required net capital of $250,000. The net capital rule may effectively restrict the payment of cash distributions to stockholders

Note 9. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

Note 10. Subsequent events

The Company has evaluated subsequent events for the potential recognition and/or disclosure through the date this Financial Statement was issued. On January 1, 2015, the Stockholders contributed all Issued and outstanding shares to a newly formed holding company, Noyes Group, LLC.